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STOLT-NIELSEN S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in U.S. dollar thousands, except per share data)

	Three months ended		Nine months ended
	August 31, 2002	August 31, 2001	August 31, 2002	August 31, 2001
	(Unaudited)		(Unaudited)
Net operating revenue	$753,185	$739,486	$2,042,756	$1,925,842
Operating expenses	684,392	605,663	1,828,348	1,639,917

Gross profit	68,793	133,823	214,408	285,925
Equity in net income of non-consolidated joint ventures	6,565	3,774	15,707	10,567
Administrative and general expenses	(51,324)	(52,677)	(155,993)	(156,775)
Restructuring charges	(1,749)	—	(8,147)	—
Gain (loss) on disposal of assets, net	8,227	633	9,595	915
Other operating income (expense)	(3,479)	(1,216)	(3,276)	720

Income from operations	27,033	84,337	72,294	141,352
Non-operating income/(expense):
Interest expense, net	(23,482)	(28,110)	(69,648)	(89,425)
Foreign currency exchange gain (loss), net	1,547	(140)	606	976

Income before income tax provision and minority interest	5,098	56,087	3,252	52,903
Income tax provision	(11,419)	(14,653)	(7,813)	(24,741)

Income (loss) before minority interest	(6,321)	41,434	(4,561)	28,162
Minority interest	8,140	(11,730)	2,851	(1,886)

Net income (loss)	$1,819	$29,704	$(1,710)	$26,276

PER SHARE DATA
Net income (loss) per share:
Basic	$0.03	$0.54	$(0.03)	$0.48
Diluted	$0.03	$0.54	$(0.03)	$0.47
Weighted average number of Common shares and equivalents outstanding:
Basic	54,949	54,895	54,934	54,867
Diluted	55,267	55,424	54,934	55,335
SELECTED CASH FLOW DATA
Capital expenditures and acquisition of subsidiaries	$35,696	$94,520	$92,999	$251,598
Depreciation and amortization (excluding drydocking)	$50,937	$52,136	$152,652	$152,645
Note:	Certain prior period amounts for net operating revenue, operating expenses and other non-operating income (expense) have been reclassified to conform to the current presentation.

STOLT-NIELSEN S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in U.S. dollar thousands)

	August 31, 2002	November 30, 2001	August 31, 2001
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Cash and cash equivalents	$19,219	$24,865	$27,512
Trade receivables, net	510,118	566,628	513,444
Inventories	199,186	186,695	184,722
Prepaid expenses	99,671	89,728	104,966
Other current assets	84,826	86,900	70,137

Total current assets	913,020	954,816	900,781

Fixed assets, net of accumulated depreciation	2,402,675	2,511,713	2,587,107
Investment in non-consolidated joint ventures	112,467	107,035	108,293
Goodwill and other intangible assets, net	228,659	222,651	232,975
Other non-current assets	196,232	175,659	186,937

Total assets	$3,853,053	$3,971,874	$4,016,093

LIABILITIES AND SHAREHOLDERS' EQUITY
Loans payable to banks	$268,262	$284,083	$298,668
Current maturities of long-term debt and capital lease obligations	89,336	133,016	84,261
Accounts payable	309,075	383,272	367,302
Accrued liabilities	325,601	305,443	285,240

Total current liabilities	992,274	1,105,814	1,035,471
Long-term debt and capital lease obligations	1,294,469	1,275,755	1,357,004
Minority interest	265,997	321,584	326,809
Other non-current liabilities	189,870	168,099	171,183

Total liabilities	2,742,610	2,871,252	2,890,467
Capital stock and Founder's shares	62,639	62,607	62,607
Paid-in surplus	354,060	384,199	384,201
Retained earnings	879,384	894,897	897,461
Accumulated other comprehensive loss	(51,616)	(107,057)	(84,619)
Treasury stock	(134,024)	(134,024)	(134,024)

Total shareholders' equity	1,110,443	1,100,622	1,125,626

Total liabilities and shareholders' equity	$3,853,053	$3,971,874	$4,016,093

Total interest-bearing debt and capital lease obligations net of cash and cash equivalents:	$1,632,848	$1,667,989	$1,712,421

Minority interest in Stolt Offshore	$251,423	$309,882	$317,223

STOLT-NIELSEN S. A. AND SUBSIDIARIES
UNAUDITED OPERATING YARDSTICKS

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
STOLT PARCEL TANKERS DIVISION:

Joint Service sailed-in time-charter index
2000	0.94	0.93	0.93	0.96
2001	1.02	1.07	1.14	1.13
2002	1.07	1.07	1.08	N\A
Volume of cargo carried — millions of tonnes
Joint Service fleet:
2000	3.7	3.5	4.1	3.8
2001	3.9	4.1	4.3	3.9
2002	3.4	3.6	3.5	N\A
Regional fleets:
2000	2.0	2.6	2.7	2.9
2001	3.0	2.7	2.7	2.4
2002	2.4	2.4	2.4	N\A
Operating days
Joint Service fleet:
2000	6,516	6,485	6,734	6,642
2001	6,792	6,881	6,826	6,496
2002	6,257	6,117	6,076	N\A
Regional fleets:
2000	6,037	6,134	6,252	6,293
2001	5,565	5,688	5,681	5,771
2002	5,674	5,617	5,583	N\A
Average number of ships operated in the period
Joint Service fleet:
2000	72	70	73	73
2001	76	75	74	71
2002	70	66	66	N\A
Regional fleets:
2000	66	67	68	69
2001	62	62	62	63
2002	63	61	64	N\A

Notes:

(a)
Joint Service and Regional fleet statistics include those for time-chartered ships
(b)
Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the Joint Service
(c)
Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities

STOLT TANK CONTAINERS DIVISION:

Tank containers operated and leased at end of period
2000	14,752	15,017	15,089	15,923
2001	15,670	15,295	14,737	14,184
2002	13,946	14,157	14,568	N\A
Tank container utilization—%
2000	68.2%	69.4%	69.7%	69.8%
2001	67.7%	67.4%	66.5%	70.4%
2002	71.1%	77.6%*	77.7%	N\A
* As revised
STOLTHAVEN TERMINALS DIVISION:

Average marketable shell barrel capacity (millions of barrels)
2000	4.96	4.96	4.98	5.00
2001	5.11	5.13	5.14	5.54
2002 (a)	2.82	3.03	3.43	N\A
Tank capacity utilization—%
2000	88.6%	92.9%	92.5%	90.9%
2001	94.5%	95.8%	94.7%	95.1%
2002	98.0%	98.1%	95.0%	N\A
(a)
The reduction in capacity in 2002 reflects the sale of the Perth Amboy and Chicago terminals at the end of 2001.

STOLT-NIELSEN S.A. AND SUBSIDIARIES
SELECTED SEGMENT DATA
(in U.S. dollar thousands)

        The following tables present the contribution to net operating revenue, gross profit, income from operations, net income (loss) and total assets for each of the Company's business segments:

	Three months ended		Nine months ended
	August 31, 2002	August 31, 2001	August 31, 2002	August 31, 2001
	(Unaudited)		(Unaudited)
NET OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
Stolt Parcel Tankers	$182,578	$192,873	$522,710	$571,878
Stolt Tank Containers	58,851	51,841	167,662	160,942
Stolthaven Terminals	16,183	19,488	44,260	58,551

	257,612	264,202	734,632	791,371
Stolt Offshore	368,943	365,578	996,419	838,654
Stolt Sea Farm	126,486	109,529	310,370	295,369
Optimum Logistics	252	177	738	448
SeaSupplier	(108)	—	597	—

Total	$753,185	$739,486	$2,042,756	$1,925,842

GROSS PROFIT:
Stolt-Nielsen Transportation Group:
Stolt Parcel Tankers	$43,768	$45,416	$116,279	$121,851
Stolt Tank Containers	11,998	11,306	33,142	29,433
Stolthaven Terminals	6,544	8,076	15,600	23,265

	62,310	64,798	165,021	174,549
Stolt Offshore	(2,210)	52,317	43,000	76,024
Stolt Sea Farm	8,549	16,531	5,052	34,904
Optimum Logistics	252	177	738	448
Sea Supplier	(108)	—	597	—

Total	$68,793	$133,823	$214,408	$285,925

INCOME FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
Stolt Parcel Tankers	$25,524	$28,666	$65,587	$73,255
Stolt Tank Containers	6,178	5,623	17,374	12,353
Stolthaven Terminals	6,376	5,963	14,987	19,092

SNTG before Restructuring Charges	38,078	40,252	97,948	104,700
SNTG Restructuring Charges	(1,749)	—	(8,147)	—

	36,329	40,252	89,801	104,700
Stolt Offshore	(8,412)	39,144	7,206	37,632
Stolt Sea Farm	2,343	10,763	(13,729)	16,739
Optimum Logistics	(1,875)	(3,598)	(6,861)	(11,857)
SeaSupplier	(1,352)	(2,224)	(4,123)	(5,862)

Total	$27,033	$84,337	$72,294	$141,352

NET INCOME (LOSS):
Stolt-Nielsen Transportation Group	$20,415	$20,757	$48,390	$42,121
SNTG Restructuring Charges	(1,826)	—	(8,147)	—
Stolt Offshore	(17,199)	17,504	(12,131)	(4,265)
Stolt Sea Farm	(3,167)	5,733	(22,009)	5,211
Optimum Logistics	(1,893)	(3,505)	(6,875)	(11,553)
SeaSupplier	(1,393)	(2,382)	(4,246)	(6,050)
SNSA:
Minority interest in Stolt Offshore	7,178	(8,205)	4,873	1,995
Other	(296)	(198)	(1,565)	(1,183)

Total	$1,819	$29,704	$(1,710)	$26,276

	August 31, 2002	November 30, 2001	August 31, 2001
	(Unaudited)	(Audited)	(Unaudited)
TOTAL ASSETS:
Stolt-Nielsen Transportation Group	$1,886,934	$1,988,396	$2,070,839
Stolt Offshore	1,485,664	1,560,263	1,531,361
Stolt Sea Farm	474,027	414,220	404,462
Optimum Logistics	5,501	7,883	8,870
SeaSupplier	927	1,112	561

Total	$3,853,053	$3,971,874	$4,016,093

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STOLT-NIELSEN S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (in U.S. dollar thousands, except per share data)
STOLT-NIELSEN S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in U.S. dollar thousands)
STOLT-NIELSEN S. A. AND SUBSIDIARIES UNAUDITED OPERATING YARDSTICKS
STOLT-NIELSEN S.A. AND SUBSIDIARIES SELECTED SEGMENT DATA (in U.S. dollar thousands)